Exhibit 99.90

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended March 31, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

NOTICE TO READER

On May 9, 2013, Energy Fuels Inc. filed its Management’s Discussion and Analysis for the Three and Six Months Ended March 31, 2013. On Page 3 of that document, under Milling and Mining Expenses, uranium production for the six months ended

March 31, 2013 was stated as 448,000 pounds of U3O8, including 71,000 pounds from alternate feed material. In this Amended Management’s Discussion and Analysis; this statement has been corrected to 519,000 pounds of U3O8, including 71,000 pounds from alternate feed material.

INTRODUCTION

This Amended Management’s Discussion and Analysis (“MD&A”) of Energy Fuels Inc. and its subsidiary companies (collectively, “Energy Fuels” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 10, 2013 and should be read in conjunction with the Company’s unaudited condensed consolidated financial statements and related notes for the three and six months ended March 31, 2013, and the annual audited financial statements for the year-ended September 30, 2012. All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, technical reports, and Annual Information Form are available through its filings with the securities regulatory authorities in Canada at www.sedar.comand on the Company’s website at www.energyfuels.com.

In this discussion, the terms “Company”, “we”, “us”, and “our” refer to Energy Fuels and, as applicable, the Company’s wholly-owned subsidiaries: Energy Fuels Holdings Corp. (“EFHC””), White Canyon Uranium Limited (“White Canyon”), Magnum Uranium Corp. (“Magnum”), Titan Uranium Inc. (“Titan”) and their respective subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information", under applicable securities laws concerning the business, operations, financial performance and condition of Energy Fuels.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "does not expect", "is expected", “is likely”, "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", "does not anticipate", or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “have the potential to”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Energy Fuels to be materially different from those expressed or implied by such forward-looking statements. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Energy Fuels’ mineral reserves and mineral resources; estimates regarding Energy Fuels’ uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Energy Fuels; exploration, development and expansion plans and objectives; Energy Fuels’ expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Energy Fuels’ actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading "Risk Factors" in Energy Fuels’ MD&A for the year ended September 30, 2012, dated December 20, 2012, and in Energy Fuels’ Annual Information Form dated December 20, 2012 available at www.sedar.com, as well as the following: global financial conditions, the market price of Energy Fuels’ securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves, mineral resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Energy Fuels to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended March 31, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Energy Fuels does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Energy Fuels’ expectations, except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that, while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with quarter ended March 31, 2013 are:

	Mar 31	Dec 31	Sept 30	June 30
	2013	2012	2012	2012
$000, except per share data	$	$	$	$
Total revenues	34,087	8,927	25,028	-
Net Income (loss)	(7,756)	(2,256)	(15,905)	35,882
Basic & diluted net income (loss) per share	(0.01)	(0.00)	(0.08)	0.16

	Mar 31	Dec 31	Sept 30	June 30
	2012	2011	2011	2011
$000, except per share data	$	$	$	$
Total revenues	-	-	-	-
Net Income (loss)	(2,414)	(590)	(223)	(2,338)
Basic & diluted net income (loss) per share	(0.01)	(0.01)	(0.00)	(0.02)

RESULTS OF OPERATIONS

General

The Company recorded a net loss of $7.76 million or $0.01 per share for the three months ended March 31, 2013, compared to a net loss of $2.41 million or $0.02 per share for the same period in 2012.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended March 31, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

For the six months ended March 31, 2013, the Company recorded a net loss of $10.01 million or $0.01 per share compared to a net loss of $3.0 million or $0.02 per share for the same period in 2012. These comparative increases in losses were primarily due to the June 2012 acquisition of Denison Mines Corp.’s mining assets and operations located in the United States (the “US Mining Division”), and the associated increases in payroll, administrative, carrying, and operating costs as a result of the acquisition.

Revenues

Revenues for the three months ended March 31, 2013 totaled $34.09 million (March 31, 2012 – Nil), which included the sale of 533,334 pounds of U3O8pursuant to term contracts at an average price of $56.23 per pound, the sale of 667,000 pounds of V2O5 at an average price of $6.06 per pound, and $62,000 from other services.

Revenues for the six months ended March 31, 2013 totaled $43.01 million (March 31, 2012 – Nil), which included the sale of 650,000 pounds of U3O8pursuant to term contracts at an average price of $56.55 per pound, the sale of 40,000 pounds of U3O8on the spot market at a price of $41.50per pound, the sale of 745,000 pounds of V2O5at an average price of $5.98 per pound, and $146,000 from other services.

Operating Expenses

Milling and Mining Expenses

During the three months ended March 31, 2013, the Company processed conventional uranium and vanadium ores from the Company’s mines on the Colorado Plateau, as well as alternate feed material. Uranium and vanadium production for the three months ended March 31, 2013 totaled 290,600 pounds of U3O8, including 51,600 pounds from alternate feed material, and 812,600 pounds of V2O5. For the six months ended March 31, 2013, uranium and vanadium production totaled 519,000 pounds of U3O8, including 71,000 pounds from alternate feed material, and 1,047,200 pounds of V2O5.

Cost of goods sold for the three months ended March 31, 2013 totaled $33.10 million, which consisted of $27.89 million of mining and milling production costs, $3.81 million of depreciation and amortization and impairment of inventories of $1.40 million. Cost of goods sold for the six months ended March 31, 2013 totaled $41.74 million, which consisted of $35.91 million of mining and milling production costs, $4.43 million of depreciation and amortization and impairment of inventories of $1.40 million.

Production costs1 at the White Mesa Mill for the three months and six months ended March 31, 2013 were $39.57 per pound of U3O8 and $42.68 per pound U3O8, respectively.

Mineral Property Exploration, Evaluation and Development

Energy Fuels is also engaged in uranium exploration and development on its properties in the U.S. Exploration, evaluation and development expenditures totaled $5.50 million for the three months ended March 31, 2013 and $8.68 million for the six months ended March 31, 2013, compared with $0.38 million and $1.06 million for the three and six months ended March 31, 2012, respectively. The majority of the development expenditures for the period ended March 31, 2013 were for development activities at the Canyon and Pinenut mines in Arizona, and the evaluation expenditures were for the Sheep Mountain project in Wyoming.

__________________
1 Production costs per pound include the costs of mining the ore fed to the mill in the period, which include fair value adjustments to beginning stockpile inventories, plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, divided by pounds produced, which is a non-GAAP measure.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended March 31, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Selling, General and Administrative

Selling, general and administrative expenses totaled $5.96 million for the three months ended March 31, 2013, and $9.20 million for the six months ended March 31, 2013, compared to $2.22 million and $3.13 million for the three and six months ended March 31, 2012, respectively. The increases in selling, general and administrative expenses were primarily due to the June 2012 acquisition of Denison’s US Mining Division, and the additional costs related to the contract amortization expense. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other overhead expenditures. Selling expenses for the three months and six months ended March 31, 2013 totaled $0.53 million and $0.71 million, respectively, and amortization of the intangible asset recorded for the U3O8 sales contract values in excess of spot price at the June 29, 2012 cquisition date of the US Mining Division totaled $2.92 million and $3.71 million, respectively.

Care and Maintenance Expenses

The Company’s Beaver, Pandora and Daneros mines were placed on care and maintenance in the first quarter of FY-2013 as a result of the current market conditions and because the Company can fulfill its contractual uranium delivery requirements utilizing its existing stockpiles of ore, producing mines in Arizona and alternate feed materials. Costs related to the care and maintenance of these and other standby mines, totaled $1.40 million and $2.05 million for the three and six months ended March 31, 2013, respectively.

Other Income and Expenses

Finance income (expense) totaled ($1.22 million) for the three months ended March 31, 2013, and $0.25 million for the six months ended March 31, 2013, compared to ($0.19 million) and ($0.20 million) for the three and six months ended March 31, 2012, respectively. This was due to earnings from investments in the surety bond collateral account, interest expense incurred on the convertible debentures of $0.48 million and $0.98 million for the three and the six months ended March 31, 2013, respectively, and the $0.97 million gain recorded for the mark-to-market adjustment on the Mega Uranium Ltd. common shares held by the Company. A mark-to-market adjustment for the convertible debentures and other interest bearing liabilities of ($0.90) million and $1.2 million were recorded in the three and six months ended March 31, 2013.

Investment in Virginia Energy Resources Inc.

On January 28, 2013, the Company completed an acquisition of a 16.5% interest in Virginia Energy Resources Inc. (“Virginia Energy”) as part of a non-brokered private placement financing. Energy Fuels acquired 9,439,857 common shares of Virginia Energy at a price of C$0.42 per share, for an aggregate subscription price of C$3.97 million ($3.94 million). The subscription was satisfied by a combination of C$0.25 million ($0.25 million) of cash and through the issuance of 21,851,411 common shares in the capital of the Company. Pursuant to the subscription agreement, for so long as Energy Fuels owns at least 9.9% of the outstanding shares of Virginia Energy, the Company has the right to participate in equity financings by Virginia Energy in order to maintain its percentage ownership. In addition, the Company has the right to nominate one director for election or appointment to the Board of Directors of Virginia Energy as long as it holds at least 5% of the issued and outstanding common shares of Virginia Energy, increasing to 9.9% after two years. Graham Moylan, Chief Financial Officer of Energy Fuels, has been appointed as a director of Virginia Energy. In addition, the Company issued 270,270 common shares of the Company to Cantor Fitzgerald Canada Corporation in partial satisfaction of the financial advisory fees.

OUTLOOK FOR FY-2013

Production

For FY-2013, the Company’s uranium production is expected to be approximately 1.175 million pounds U3O8 from conventional ore and alternate feed sources, with 0.52 million pounds produced year-to-date as of March 31, 2013. Production from conventional ore is expected to include ore mined from the Company’s Beaver, Pandora, Daneros and Arizona 1 mines. Mining on the Arizona Strip is expected to continue during FY-2013 at the Company’s Arizona 1 and Pinenut mines. The Company’s Beaver, Pandora, and Daneros mines were placed on care and maintenance. As a result of the conventional ore production from the previously stockpiled Beaver and Pandora ores, vanadium production is anticipated to be 1.5 to 1.6 million pounds V2O5 in FY-2013 with 1.05 million pounds produced year-to-date as of March 31, 2013.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended March 31, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company expects to produce 500,000 to 550,000 pounds of U 3O8 during the quarter ended June 30, 2013, sourced from alternate feed sources, the previously stockpiled conventional ore from the Beaver, Pandora and Daneros mines, and from the current production and stockpiled conventional ore from the Arizona Strip.

Sales

FY-2013 uranium sales are forecast to be approximately 1.00 to 1.05 million pounds of U3O8 of which 957,000 pounds will be sold into long-term contracts and the remainder will be sold on the spot market. Vanadium sales are estimated to be between 1.7 and 1.8 million pounds V2O5 in FY-2013.

Pursuant to its long-term supply contracts, the Company expects to sell 50,000 pounds of U3O8 during the quarter-ended June 30, 2013.

Development Activities

During FY-2013 Energy Fuels plans to continue permitting work on the Sheep Mountain Project in Wyoming. The total planned cost of the Sheep Mountain permitting program in FY-2013 is $1.10 million.

Development of the Canyon mine in Arizona is planned to continue in FY-2013. Sinking of the shaft began in early April 2013. The estimated cost of development activities at Canyon is $3.90 to $4.40 million for FY-2013.

Reopening of the Pinenut mine is planned for FY 2013 with commercial production expected in the 2nd half of FY-2013.

Permitting and exploration activities for other Energy Fuels’ mineral properties are estimated to be approximately $1.80 million during FY-2013.

USE OF PROCEEDS FROM CONVERTIBLE DEBENTURES FINANCING

The following table outlines the proposed use of funds for direct project categories (excluding general working capital) from the net proceeds received from the issuance of 22,000 convertible debentures (“Debentures”) on July 24, 2012 as compared to the actual expenses incurred to March 31, 2013.

	Estimated
Use of Financing Net Proceeds (000's)	Allocation of Net	Actual Costs Incurred
(excluding General Working Capital)	Proceeds	to March 31, 2013
Sage Plain Project permitting and mine design (1)	$5,065	$1,214
Sheep Mountain Project permitting, mine design and development	4,300	904
Sustaining capital for existing mines	2,660	3,565
Daneros Mine development, permitting and exploration (1)	1,600	0
Payment to Uranium One for Titan Uranium loan	1,050	1,055
Payment to Pinetree Capital for Titan Uranium loan	1,030	1,039
Canyon & Pinenut Mines permitting and site rehabilitation (1)	825	7,209
Energy Queen Mine permitting, site rehabilitation and exploration (1)	550	0
	$17,080	$14,986

(1) Concurrent with the Company's decision to place its Colorado Plateau mines on standby in the quarter ended December 31, 2012 due to lower uranium spot market prices, permitting and development projects on the Colorado Plateau were scaled back and the Company allocated additional funding to the Arizona Strip development projects, which are the Company’s higher grade development properties.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended March 31, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $13.01 million at March 31, 2013 compared with $13.66 million at September 30, 2012. The decrease of $0.65 million was due to cash provided by operations of $12.55 million, cash used in investing activities of $11.81 million, and cash used in financing activities of $1.37 million. The Company’s working capital is $33.11 million compared with $44.08 million at September 30, 2012.

The Company`s revenues can vary significantly on a quarterly basis as a result of the timing of deliveries pursuant to its uranium term supply contracts. During the period ended March 31, 2013, the Company sold 533,334 pounds of U3O8, all of which sales were pursuant to term supply contracts. The Company expects to sell 50,000 pounds U3O8 pursuant to its long-term supply contracts during the quarter-ended June 30, 2013. In addition, the Company uses significantly more cash when the White Mesa Mill is processing conventional ore, and during the three and six months ended March 31, 2013 the Company produced 239,000 and 448,000 pounds U3O8 from conventional ore respectively. The Company will primarily manage its liquidity by appropriately managing uranium concentrate inventories and conventional ore processing schedules in the following manner: (1) to provide the Company access to sufficient uranium concentrates required for deliveries pursuant to its term supply contracts, and (2) to generate sufficient cash from concentrate sales in a timely fashion such that it has sufficient cash on-hand for the higher expenditures required when conventional ore is processed at the White Mesa Mill. The Company is also in the process of evaluating loan financing for accounts receivables and concentrate inventories to increase its operational flexibility.

Uranium concentrates and work-in-progress inventories were 114,000 pounds U3O8 at March 31, 2013. Based on spot market prices at March 31, 2013, this inventory has a value of $4.87 million. At March 31, 2013, a total of 48,000 tons of conventional ore was stockpiled at the mill containing approximately 325,000 pounds U3O8 and 429,000 pounds V2O5. The Company also had approximately 270,000 pounds U 3O8 contained in alternate feed material stockpiled at the mill at March 31, 2013.

Net cash provided by operating activities during the three months ended March 31, 2013 totaled $14.67 million, and was comprised of the net loss for the period of $7.76 million, the changes in non-cash items, and the changes in working capital items. Overall, cash provided by operating activities largely resulted from an increase in sales for the quarter ended March 31, 2013 and the change of $11.87 million in non-cash working capital.

Net cash used in investing activities during the three months ended March 31, 2013 totaled $5.25 million, and was comprised of expenditures for property, plant and equipment of $0.06 million, exploration and evaluation activities of $5.50 million primarily on the Canyon, Pinenut and Sheep Mountain projects, $0.27 million for the Company’s investment in Virginia Energy, less $0.75 million in proceeds received from the sale of Mega Uranium shares. Net cash used in financing activities during the three months ended March 31, 2013 was $0.02 million.

Contingencies

Legal matters

On November 16, 2009, as amended on February 1, 2010 and July 22, 2011, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit in the U.S. District Court for the District of Arizona against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs also claimed that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Company’s subsidiary Energy Fuels Resources (USA) Inc. (“EFRI”) intervened in the case. The Plaintiffs sought an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until the Defendants comply with all applicable laws. On October 7, 2011, the District Court issued its final ruling in favor of the Defendants and EFRI and against the Plaintiffs on all counts. On November 28, 2011, the Plaintiffs appealed the District Court’s ruling to the Ninth Circuit Court of Appeals, and on February 4, 2013 the Court of Appeals issued its ruling in favor of the Defendants and EFRI, and against the Plaintiffs, on all counts. On March 21, 2013, the Plaintiffs filed a petition for rehearing with the Ninth Circuit Court of Appeals. The Plaintiff’s petition was denied on April 22, 2013. The Plaintiff’s final avenue for appeal on this matter is to file a petition with the U.S. Supreme Court. They have 90 days from April 22, 2013 in which to file such a petition.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended March 31, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company’s subsidiary EFRI entered into a fixed price construction contract with KGL Associates, Inc. (“KGL”) in 2009 relating to the construction of tailings cell 4B at the Company’s White Mesa Mill. The performance by KGL of its obligations under this contract is under dispute in the Seventh District Court in San Juan County, Utah. In the litigation: (a) EFRI seeks approximately $3.25 million in damages from KGL, including indemnity and reimbursement from KGL for monies paid by EFRI to KGL subcontractors or suppliers unpaid when KGL abandoned the project; (b) KGL seeks payment of approximately $1.84 million for alleged project labor and/or equipment inefficiencies allegedly caused by EFRI and foregone profits; and (c) both parties seek pre-judgment interest, attorney fees and costs. The litigation was fully joined in February 2011. A case management order is in place and discovery has been completed. A trial is expected to occur in 2013. Under the Arrangement Agreement dated May 23, 2012 between the Company and Denison Mines Corp., which was entered into in connection with the acquisition by the Company of the US Mining Division in June 2012, Denison has agreed to fully indemnify the Company in connection with this litigation and will receive any proceeds from a judgment.

On June 13, 2012, Denver District Court Judge John N. McMullen ruled in favor of the Colorado Department of Public Health and Environment (“CDPHE”) and Energy Fuels on the ten substantive environmental, health and safety claims in the lawsuit challenging CDPHE’s issuance to Energy Fuels of a radioactive materials license (“License”) for the proposed Piñon Ridge Mill. The Judge ruled partially in favor of the Plaintiffs, Sheep Mountain Alliance and the Towns of Telluride and Ophir, Colorado, on one procedural claim, ordering an administrative hearing. The License was set aside, pending the completion of the hearing. On October 11, 2012, the Company announced a settlement with the Town of Telluride and San Miguel County, Colorado (San Miguel County was granted party status in the administrative hearing). As a result of this settlement, these entities did not participate in the hearing. The Town of Ophir remained a party but was no longer represented by counsel. The administrative hearing was conducted on November 7, 2012 to November 13, 2012. On January 14, 2013, the hearing officer for the administrative hearing issued a positive decision for Energy Fuels, holding that the hearing satisfied the requirements of Colorado law and that the CDPHE must consider any new evidence presented. On January 30, 2013, the plaintiffs appealed the hearing officer’s decision to the Executive Director of CDPHE. On February 28, 2013, the Executive Director denied plaintiff’s appeal. On April 25, 2013, CDPHE re-issued the License to the Company.

On November 26, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand claiming an unspecified amount of damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust from asbestos products while working at the White Mesa Mill. The Plaintiff has also named a number of manufacturers of asbestos and asbestos-related products in the law suit. The Company is currently evaluating this claim, but does not consider it to have any merit at this time. On January 28, 2013, the Company filed a Special Appearance to Challenge Personal Jurisdiction, Motion to Transfer Venue, Motion to Dismiss for Forum Non Conveniens and Original Answer Subject Thereto.

On January 11, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination located in the shallow aquifer at the Company’s White Mesa Mill site. This challenge is currently being evaluated by UDEQ and the Company, and may involve the appointment by UDEQ of an Administrative Law Judge to hear this matter under Utah administrative procedures. If appointed, the Administrative Law Judge will set a schedule for further proceedings which will involve a hearing to resolve the challenge. After the hearing, the judge will issue a recommended decision to the final agency decision maker, the Director of UDEQ. An appeal can be taken from the Director's decision to Utah's appellate courts.

On March 7, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in U.S. District Court for the District of Arizona (the “Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (“USFS”, collectively, the “Defendants”) seeking an order declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, and setting aside and vacating any approvals and authorizations regarding exploration and mining operations at the Canyon mine. In addition, the Plaintiffs seek injunctive relief directing operations to cease at the mine and enjoining the USFS from authorizing or allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In particular, the Plaintiffs claim that (1) the USFS’ decision to allow mining operations at the Canyon mine under a 1986 Plan of Operations and Environmental Impact Statement (“EIS”) is in contravention of applicable laws; (2) the USFS failed to undertake and complete a National Historic Preservation Act (“NHPA”) Section 106 Process relating to adverse impacts to the Red Butte Traditional Cultural Property, and; (3) the USFS failed to comply with the National Environmental Policy Act (“NEPA”), NHPA, Executive Order 13007, the National Forest Management Plan, the Kaibab Forest Plan, and U.S. Forest Service Mining Regulations when it determined that the unpatented mining claims at the Canyon mine had valid existing rights under the 1872 Mining Law. On April 11, 2013, the Plaintiffs filed a Motion for Preliminary Injunction enjoining the Defendants from allowing construction and/or mining activities to occur at the Canyon mine and suspending all USFS approvals. On April 15, 2013, the Company’s subsidiaries, EFRI and EFR Arizona Strip LLC filed an Unopposed Motion to Intervene, which was granted by the Court on April 17, 2013. The Defendant’s and the Company’s response to the Motion for Preliminary Injunction is due on May 10, 2013. The Defendant’s and the Company’s answer to the original complaint is due on June 13, 2013. If the Plaintiffs are successful on their Motion for Preliminary Injunction or on the merits, the Company may be required to stop mine development and mining activities at the Canyon mine pending resolution of the matter. Any required stoppage of mine development and mining activities could have a significant impact on the Company.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Six Months Ended March 31, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Company has not engaged in any transactions with related parties.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth. The directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

OUTSTANDING SHARE DATA

At May 9, 2013, there were 705,301,358 common shares issued and outstanding, of which 1,046,067 were acquired by the Company pursuant to the Titan Uranium Inc. acquisition and are treated as treasury stock. In addition, the Company has 29,590,250 warrants issued and outstanding to purchase a total of 29,590,250 common shares, and 29,404,000 stock options outstanding to purchase a total of 29,404,000 common shares for a total of 764,295,608 common shares on a fully-diluted basis. In addition, at May 9, 2013, there were 22,000 Debentures outstanding, convertible into a total of 73,333,333 common shares at a price of $0.30 per common share.

CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company. They are assisted in this responsibility by the Company’s management team. The Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures and the design of internal controls at March 31, 2013 have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

During the period ended March 31, 2013, there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Energy Fuels’ properties in this MD&A was prepared under the supervision of Stephen P. Antony, P.E. President and Chief Executive Officer of Energy Fuels, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.